
September 11, 2023

Steven Dunn
President and Chief Executive Officer
abrdn Palladium ETF Trust
1900 Market Street, Suite 200
Philadelphia, PA 19103

> **Re: abrdn Palladium ETF Trust**
> **Amendment No.1 to**
> **Registration Statement on Form S-3**
> **Filed August 24, 2023**
> **File No. 333-272037**

Dear Steven Dunn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

Amendment to Form S-3 filed August 24, 2023

Historical Chart of the Price of Palladium, page 16

1. Refer to your response and revised disclosure to comment 4. We reissue the comment in part, as we do not see the requested revisions to add additional, more timely disclosure about palladium's prices in 2023 and how they compare to pricing in previous years and to include quantitative and qualitative disclosures that address 2023 price declines and the reasons for the declines.

Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Stephanie A. Capistron